12


05008585

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME ~~Vigor~~ SA Fabrica De Productos Alimenticios Vigor

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4870 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 6/7/05

ARIS
12-31-04

VIGOR®

É tudo que você precisa.
It's all you need.


87
Anos
2005


87
Years
2005

DEMONSTRAÇÕES CONTÁBEIS, RELATÓRIO DA ADMINISTRAÇÃO E O PARECER DOS AUDITORES INDEPENDENTES - 2004 E 2003

FINANCIAL STATEMENTS, MANAGEMENT REPORT AND REPORT OF INDEPENDENT AUDITOR - 2004 E 2003

VIGOR®

RELATÓRIO DA ADMINISTRAÇÃO/ *MANAGEMENT REPORT*

Senhores Acionistas,
Submetemos a apreciação e deliberação de V.S.as, as Demonstrações Contábeis individuais e consolidadas, preparadas de acordo com as disposições da Legislação Societária, Normas e Instruções da CVM - Comissão de Valores Mobiliários, relativos ao exercício findo em 31 de dezembro de 2004.

CENÁRIO MACROECONÔMICO

O ambiente macroeconômico em 2004 foi muito melhor do que 2003. O que vimos na economia foi o início de uma retomada de crescimento num país que passou anos sofrendo com a estagnação econômica. Se por um lado a inflação se manteve num patamar um pouco acima do projetado no início do ano, as taxas de juros não dispararam como aconteceu num passado recente. O Brasil registrou seu maior crescimento desde 1986, cerca de 5%, com expressiva contribuição das exportações que registraram um saldo comercial recorde de US$33,0 bilhões. Este desempenho resultou, pela primeira vez em uma década, numa melhora da relação dívida/PIB do Brasil que encerrou o ano melhor do que começou; em janeiro estava em 57,2% e despencou para 51% em dezembro. Ainda contaram a favor do governo Lula o aumento da meta de superávit primário de 4,25% para 4,5%, a redução da taxa básica de juros média e a queda do dólar ao longo do ano. A taxa de desemprego foi reduzida, e quase 2,0 milhões de novos postos de trabalho foram gerados na economia formal com reflexo direto nos índices de inadimplência. Esta recuperação deveu-se em grande parte ao crescimento industrial que registrou crescimento de 2,9% no período. O Ibovespa sustentou uma alta adicional de 17,8% em 2004, depois de ter valorizado 97% em 2003. O volume negociado foi recorde e registrou aumento de 48% no ano.

O ano de 2005 chegou com a promessa de assegurar boas perspectivas. A indústria de alimentos conseguiu se ajustar a nova realidade e iniciar um processo vigoroso de recuperação que, tudo indica, continuará de forma consistente durante o novo ano. Acreditamos numa retomada dos programas de investimentos na indústria, com aumento da capacidade instalada e contratação de mão-de-obra.

DESEMPENHO DA COMPANHIA

Iniciamos 2004 confiantes e trabalhamos para manter o foco na estratégia e implementar nosso plano de ações que irão garantir o crescimento sustentado nos próximos anos. Recebemos da Associação Paulista de Supermercados (APAS) o Troféu Ponto Extra, na categoria de melhor fornecedor de refrigerados lácteos do ano. As nossas ações de marketing resultaram num expressivo ganho de participação de mercado em vários segmentos de produtos e regiões do País. Buscando enaltecer e preencher as necessidades dos consumidores a empresa incrementou o seu portfolio de produtos com diversos lançamentos. Na linha de refrigerados destacamos o lançamento do LECO LIGHT com 0 % de gordura, pedaços de frutas e menos calorias, que vem se consolidando como produtos realmente inovadores, atingindo 16,5% de participação de mercado em poucos meses, conforme dados de pesquisa da ACNielsen. Os Iogurtes com menor peso

To the Shareholders:
We are pleased to submit for your appreciation and consideration the Financial Statements of the Parent Company and consolidated Financial Statements of Company for the fiscal period ended on December 31, 2004 prepared in accord with the requirements of the Brazilian Corporate Legislation and the Instructions and Standards of the CVM (Brazilian Securities Commission).

MACROECONOMIC SUMMARY

The macroeconomic environment in 2004 was much improved over that of 2003. What we saw was the beginning of a return to economic growth in a Country that for years has suffered from economic stagnation. On one side, the inflation level was above that projected at the beginning of the year, on the other, the interest rate did not take off as it has in recent years. Brazil recorded its largest rate of economic growth since 1986, about 5%, with an expressive contribution from exports that resulted in a record surplus in the balance of trade, US$ 33.0 billion. For the first time in more than a decade, there was an improvement in the debt/GNP relationship that began the year at 57.2% and fell to 51% in December. To the benefit of the Lula Government, the target for the primary surplus was increased from 4.25% to 4.5%, the average basic interest rate fell and the value of the Real against the US Dollar rose gradually throughout the whole year. The unemployment rate fell as almost 2 million formal jobs were created with subsequent reflexes on the rate of payment defaults. This recuperation was due in a large part to industrial growth of 2.9% during the period. The Ibovespa stock market index rose 17.8% in 2004 after the 97% increase in 2003. The share trading volume was a record, increasing by 48% over the year.

The perspectives for 2005 include the promise of ensured growth. The food product industry has succeeded in adjusting to this new reality by initiating a vigorous process of recuperation, which is expected to continue throughout the whole year. The Company believes that the industry will return to making new capital investments, with increases in installed capacity resulting in the creation of new jobs.

COMPANY PERFORMANCE

In 2004, the Company adopted a new strategy that would ensure sustained growth over the next few years and subsequently developed a plan of action. During the year the focus of the Company was to implement the plan of action. We received the Extra Pont Trophy from the São Paulo Supermarket Association (APAS), in the category of best-refrigerated dairy product supplier of the year. Our marketing actions resulted in an expressive gain in market share in various product segments and regions in the Country. By looking to enhance and meet consumer needs, the Company increased its line of products with the launching of new products. In the refrigerated line, the most noteworthy was Leco Light with 0% fat, fruit pieces and fewer calories that has come to be considered a really innovative product obtaining 16.5% of the market in a few months, according to AC Nielsen research. Yoghurts with a lower unit weight are now benefiting the consumers disposed to spend less but continue consuming. In the Juice and Nectar segment, the most noteworthy was the launching of Leco Light unitário vieram para beneficiar os consumidores dispostos a gastar menos e permitiram a continuidade do consumo de derivados. No segmento de Sucos e Néctares destacamos o lançamento do Leco Light que veio preencher uma fatia de mercado que cresceu 200% nos últimos 5 anos e deverá manter um ritmo acelerado nos próximos anos. Lançamos ainda uma linha de macarrão instantâneo, a qual veio contribuir com a praticidade e conveniência para os consumidores em um mercado crescente. A sobremesa de queijo com frutas, produto inovador e nobre, veio para mudar as características das sobremesas tradicionais, atingindo um novo canal no mercado, obtendo um crescimento surpreendente nas vendas com margens de contribuição atraentes. Um outro lançamento que chegou foi o óleo carmelita 200 ml, para atingir o pequeno varejo e regiões menos favorecidas, assim todos podem ter uma refeição de qualidade com menor custo.

A Receita Bruta de Vendas consolidada alcançou R$ 810,4 milhões, um aumento de 15,5% em relação a 2003. Conseguimos obter uma posição sólida de participação nos segmentos mais nobres. Os resultados mais relevantes desses esforços foram o aumento das vendas de Iogurtes (35,2%), Cremes de Leite (24,9%), Leite Fermentado (43,1%), Queijos (13,7%), Sucos e Néctares (145%) e Achocolatados e Chantymix (31,7%). O Lucro Bruto no período alcançou R$206,2 milhões, um aumento de 9,4% em relação a 2003. O resultado operacional antes das receitas e despesas financeiras atingiu R$40,9 milhões, uma queda de 9,7%, e deveu-se em grande parte às ações de marketing e ao incremento na estrutura de vendas que resultaram em ganhos expressivos de participação de mercado.

A Companhia está propondo um dividendo de R$655 mil, sendo R$365 mil para as ações ordinárias e R$290 mil para as ações preferenciais, correspondendo à, respectivamente, R$3,80 e R$4,18 por lote de mil ações, observando-se assim, a vantagem conferida às ações preferenciais de um dividendo 10% maior do que ao das ações ordinárias, conforme determina o art.1o da Lei 9.457/97.

A Companhia adota como política para contratação de serviços não relacionados à auditoria externa, as normas de auditoria que garantem a independência do auditor. Assim, nos exercícios de 2003 e 2004 a Boucinhas & Campos + Soteconti prestou serviços relacionados tão somente a auditoria externa.

Na área de Recursos Humanos, a Companhia encerrou o ano com um efetivo de 2.282 funcionários (2.039 em 2003). A produtividade média por funcionário (Receita Bruta de Vendas/ Nº funcionários) cresceu 3,3% no ano (R$ 343,9 mil em 2003 para R$355,1 mil em 2004).

Finalizando, a Diretoria agradece o empenho de seus funcionários e confiança de seus clientes e fornecedores.

São Paulo, Fevereiro de 2005.

A ADMINISTRAÇÃO

that participates in a market niche that has grown 200% in the last 5 years and should maintain its accelerated growth over the next few years. The company launched a new line of instant noodles, which suits the consumers in the growing market for those looking for practical and convenient foods. The cheese dessert with fruit, another innovative and noble product, is changing the characteristics of traditional desserts, and showed a surprising sales growth and attractive contribution margins. Another new product was Carmelita oil, 200 ml, which meets the needs of the small retail stores and those in the less wealthy regions, so that all can have a quality meal at less cost.

Group consolidated gross revenue reached R$ 810.4 million in 2004, an increase of 15.5% in relation to 2003. The Group succeeded in obtaining a solid position in the nobler product segments. The most relevant results of these efforts were the increase in the sales of Yoghurts (35.2%), Milk Cream (24.9%), Fermented Milk (43.1%), Cheeses (13.7%), Juices and Nectars (145%) and Chocolate Drink and Chantymix (31.7%). Gross income for the period reached R$ 206.2 million, an increase of 9.4% over that of 2003. Operating income before financial income and expenses was R$ 40.9 million, a fall of 9.7% owing in a large part to the costs of marketing actions and an increase in the sales structure that resulted in expressive market share gains.

The Company proposes that dividends in the total value of R$ 655 thousand be paid, such that R$ 365 thousand be paid to holders of the commons shares and R$ 290 thousand to the holders of the preferred shares, corresponding to R$ 3.80 and R$ 4.18 for each lot of one thousand shares, respectively. This is in accord with article 1 of Law 9457/97 conferring an advantage of 10% to the holders of preferred shares.

The Company adopted a policy for the contracting services not related to the external audit in accord with the auditing standards, ensuring the independence of the auditor,. As such, Boucinhas & Campos only provided services related to the external audit.

In the Human Resource area, the Company ended the year with an effective force of employees 2,282 (2,039 in 2003). The average productivity per employee (gross sales revenue / number of employees) grew 3.3% during the years (R$ 343.9 thousand in 2003 to R$ 355.1 thousand in 2004).

Finally, the Management would like to thank the Group's employees for their performance and the customers and suppliers for their confidence.

São Paulo, February, 2005.

MANAGEMENT

VIGOR®

BALANÇOS PATRIMONIAIS/ *BALANCE SHEETS*

BALANÇOS PATRIMONIAIS
EM 31 DE DEZEMBRO DE 2004 E 2003
(Em milhares de reais)

	Controladora		Consolidado	
ATIVO	**2004**	**2003**	**2004**	**2003**
CIRCULANTE	**236.529**	**105.721**	**179.186**	**163.582**
Disponibilidades	335	2.056	523	6.048
Aplicações financeiras	132	1.076	18.965	1.977
Contas a receber de clientes	59.266	41.704	83.337	66.894
Empresas relacionadas	122.267	1.767	-	-
Estoques	49.966	40.702	65.120	57.846
Impostos a recuperar	1.517	14.547	4.427	24.308
Outras contas a receber	2.410	973	6.251	5.539
Dividendos e Juros s/ Capital Próprio a receber	259	2.340		-
Despesas antecipadas	377	556	563	970
REALIZÁVEL A LONGO PRAZO	**50.023**	**170.599**	**90.417**	**103.670**
Empresas relacionadas	-	121.748	-	-
Depósitos judiciais	8.689	8.662	17.750	17.467
Imposto de renda e contribuição social diferidos	40.914	39.769	56.243	52.407
Outros créditos	420	420	16.424	33.796
PERMANENTE	**292.349**	**280.406**	**314.201**	**307.003**
Investimentos	116.339	110.169	17.055	17.203
Imobilizado	176.010	170.237	297.037	289.497
Diferido	-	-	109	303
TOTAL DO ATIVO	**578.901**	**556.726**	**583.804**	**574.255**

As notas explicativas são parte integrante das demonstrações financeiras.

BALANCE SHEET
AS OF DECEMBER 31, 2004 AND 2003
(In Thousands Of Reais)

	Parent		*Consolidated*	
ASSETS	***2004***	***2003***	***2004***	***2003***
CURRENT	***236,529***	***105,721***	***179,186***	***163,582***
Cash and equivalents	*335*	*2,056*	*523*	*6,048*
Short-term investments	*132*	*1,076*	*18,965*	*1,977*
Accounts receivable	*59,266*	*41,704*	*83,337*	*66,894*
Associated companies	*122,267*	*1,767*	*-*	*-*
Inventories	*49,966*	*40,702*	*65,120*	*57,846*
Taxes recoverable	*1,517*	*14,547*	*4,427*	*24,308*
Other accounts receivable	*2,410*	*973*	*6,251*	*5,539*
Dividends receivable	*259*	*2,340*	*-*	*-*
Prepaid expenses	*377*	*556*	*563*	*970*
NON-CURRENT ASSETS	***50,023***	***170,599***	***90,417***	***103,670***
Associated companies	*-*	*121,748*	*-*	*-*
Judicial deposits	*8,689*	*8,662*	*17,750*	*17,467*
Deferred income tax and social contribution.	*40,914*	*39,769*	*56,243*	*52,407*
Other credits	*420*	*420*	*16,424*	*33,796*
PERMANENT ASSETS	***292,349***	***280,406***	***314,201***	***307,003***
Investments	*116,339*	*110,169*	*17,055*	*17,203*
Property, plant and equipment	*176,010*	*170,237*	*297,037*	*289,497*
Deferred assets	*-*	*-*	*109*	*303*
TOTAL ASSETS	***578,901***	***556,726***	***583,804***	***574,255***

The accompanying notes are an integral part of these financial statements

BALANÇOS PATRIMONIAIS/
BALANCE SHEETS

BALANÇOS PATRIMONIAIS
EM 31 DE DEZEMBRO DE 2004 E 2003
(Em milhares de reais)

PASSIVO	Controladora 2004	Controladora 2003	Consolidado 2004	Consolidado 2003
CIRCULANTE	**258.539**	**129.434**	**173.638**	**165.004**
Fornecedores	33.962	24.291	67.498	62.947
Empréstimos e financiamentos	171.686	66.359	69.825	69.070
Debêntures	16.617	-	16.617	-
Impostos e contribuições a recolher	2.824	3.463	3.369	5.529
Salários e encargos sociais	5.640	4.810	7.774	6.868
Empresas relacionadas	22.522	20.541	-	118
Contas a pagar e outras provisões	4.633	4.205	7.681	7.302
Dividendos e Juros s/ Capital Próprio a pagar	655	488	725	1.148
Imposto de renda e contribuição social	-	5.277	149	12.022
EXIGÍVEL A LONGO PRAZO	**171.751**	**278.444**	**233.876**	**235.759**
Fornecedores	1.861	3.101	1.861	3.101
Empréstimos e financiamentos	41.020	187.189	41.020	78.469
Debêntures	40.000	-	40.000	-
Crédito de Acionista p/ Aumento de Capital	20.298	20.298	20.298	22.803
Provisão para contingências	51.313	51.597	104.055	103.842
ICMS-Planos Fomentar(GO) e Incremental (PR)	5.977	4.179	6.129	5.818
Imposto de renda e contribuição social diferidos	11.282	12.080	20.513	21.726
PARTICIPAÇÕES MINORITÁRIAS	-	-	**27.679**	**24.644**
PATRIMÔNIO LÍQUIDO	**148.611**	**148.848**	**148.611**	**148.848**
Capital social	81.000	81.000	81.000	81.000
Reserva de capital	20	20	20	20
Reservas de reavaliação	63.673	65.730	63.673	65.730
Reservas de lucros	3.918	2.098	3.918	2.098
TOTAL DO PASSIVO	**578.901**	**556.726**	**583.804**	**574.255**

As notas explicativas são parte integrante das demonstrações financeiras.

BALANCE SHEET
AS OF DECEMBER 31, 2004 AND 2003
(In Thousands Of Reais)

LIABILITIES	*Parent 2004*	*Parent 2003*	*Consolidated 2004*	*Consolidated 2003*
CURRENT LIABILITIES	***258,539***	***129,434***	***173,638***	***165,004***
Suppliers	*33,962*	*24,291*	*67,498*	*62,947*
Loans and financing	*171,686*	*66,359*	*69,825*	*69,070*
Debentures	*16,617*	-	*16,617*	-
Taxes and contributions payable	*2,824*	*3,463*	*3,369*	*5,529*
Salaries and social charges	*5,640*	*4,810*	*7,774*	*6,868*
Associated companies	*22,522*	*20,541*	-	*118*
Accounts payable and other provisions	*4,633*	*4,205*	*7,681*	*7,302*
Dividends payable	*655*	*488*	*725*	*1,148*
Income tax and social contribution	-	*5,277*	*149*	*12,022*
NON-CURRENT LIABILITIES	***171,751***	***278,444***	***233,876***	***235,759***
Suppliers	*1,861*	*3,101*	*1,861*	*3,101*
Loans and financing	*41,020*	*187,189*	*41,020*	*78,469*
Debentures	*40,000*	-	*40,000*	-
Shareholder advance (capital increase)	*20,298*	*20,298*	*20,298*	*22,803*
Contingency provision	*51,313*	*51,597*	*104,055*	*103,842*
ICMS incentive payable	*5,977*	*4,179*	*6,129*	*5,818*
Deferred income tax and social contrib.	*11,282*	*12,080*	*20,513*	*21,726*
MINORITY INTEREST	-	-	***27,679***	***24,644***
SHAREHOLDER EQUITY	***148,611***	***148,848***	***148,611***	***148,848***
Capital stock	*81,000*	*81,000*	*81,000*	*81,000*
Capital reserve	*20*	*20*	*20*	*20*
Revaluation reserve	*63,673*	*65,730*	*63,673*	*65,730*
Income reserve	*3,918*	*2,098*	*3,918*	*2,098*
TOTAL LIABILITIES	***578,901***	***556,726***	***583,804***	***574,255***

The accompanying notes are an integral part of these financial statements

VIGOR®

DEMONSTRAÇÃO DO RESULTADO DOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2004 E 2003
(Em milhares de reais)

	Controladora		Consolidado	
	2004	2003	2004	2003
RECEITA OPERACIONAL BRUTA	**547.925**	**401.109**	**810.406**	**701.360**
Impostos e abatimentos sobre vendas	(128.811)	(77.150)	(180.635)	(125.458)
RECEITA OPERACIONAL LÍQUIDA	**419.114**	**323.959**	**629.771**	**575.902**
Custos dos produtos vendidos	(279.569)	(216.218)	(423.563)	(387.414)
LUCRO BRUTO	**139.545**	**107.741**	**206.208**	**188.488**
(DESPESAS) REC. OPERACIONAIS	**(141.293)**	**(98.079)**	**(210.830)**	**(178.681)**
Vendas	(92.048)	(71.858)	(137.195)	(118.128)
Administrativas e gerais	(12.183)	(10.382)	(20.646)	(19.547)
Honorários da administração	(3.206)	(2.844)	(4.682)	(4.180)
Despesas financeiras	(43.118)	(44.491)	(51.993)	(57.686)
Variações cambiais	3.656	14.302	2.092	14.302
Receitas financeiras	2.341	7.534	4.348	7.930
Resultado da equivalência patrimonial	4.524	11.570	-	1.500
Outras receitas (despesas) operacionais	(1.259)	(1.910)	(2.754)	(2.872)
RESULTADO OPERACIONAL	**(1.748)**	**9.662**	**(4.622)**	**9.807**
Resultado não operacional	278	403	624	340
RES. ANTES I.RENDA E C.SOCIAL	**(1.470)**	**10.065**	**(3.998)**	**10.147**
Imp. de renda e contrib. social-Correntes	(56)	(5.277)	(42)	(12.577)
Imp. de renda e contrib. social-Diferidos	1.944	799	5.058	3.891
Reversão Juros s/ Capital Próprio	-	(2.753)	-	747
RES. ANTES DAS PARTICIPAÇÕES	**418**	**2.834**	**1.018**	**2.208**
Participações minoritárias	-	-	(600)	626
LUCRO LÍQUIDO DO EXERCÍCIO	**418**	**2.834**	**418**	**2.834**
Lucro por lote de mil ações - R$ 1,00	**2,53**	**17,13**	**2,53**	**17,13**
Quant.de ações ao final do exercício (em milhares de ações)	**165.447**	**165.447**	**165.447**	**165.447**

As notas explicativas são parte integrante das demonstrações financeiras.

INCOME STATEMENT FOR PERIODS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands Of Reais)

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
GROSS OPERATING REVENUE	***547,925***	***401,109***	***810,406***	***701,360***
Sales taxes and discounts	*(128,811)*	*(77,150)*	*(180,635)*	*(125,458)*
NET OPERATING REVENUE	***419,114***	***323,959***	***629,771***	***575,902***
Costs of goods sold	*(279,569)*	*(216,218)*	*(423,563)*	*(387,414)*
GROSS INCOME	***139,545***	***107,741***	***206,208***	***188,488***
OPERATING INCOME (EXPENSES)	***(141,293)***	***(98,079)***	***(210,830)***	***(178,681)***
Sales	*(92,048)*	*(71,858)*	*(137,195)*	*(118,128)*
Administrative and general	*(12,183)*	*(10,382)*	*(20,646)*	*(19,547)*
Management fees	*(3,206)*	*(2,844)*	*(4,682)*	*(4,180)*
Financial expenses	*(43,118)*	*(44,491)*	*(51,993)*	*(57,686)*
Foreign exchange variation	*3,656*	*14,302*	*2,092*	*14,302*
Financial income	*2,341*	*7,534*	*4,348*	*7,930*
Minority interest	*4,524*	*11,570*	*-*	*1,500*
Other operating income (expenses)	*(1,259)*	*(1,910)*	*(2,754)*	*(2,872)*
OPERATING INCOME	***(1,748)***	***9,662***	***(4,622)***	***9,807***
Non-operating income	*278*	*403*	*624*	*340*
INCOME B/ TAXES AND CONTRIB.	***(1,470)***	***10,065***	***(3,998)***	***10,147***
Current income tax and social contrib.	*(56)*	*(5,277)*	*(42)*	*(12,577)*
Deferred income tax and soc. contrib.	*1,944*	*799*	*5,058*	*3,891*
Provision reversal interest on capital	*-*	*(2,753)*	*-*	*747*
INCOME B/ MINORITY INTEREST	***418***	***2,834***	***1,018***	***2,208***
Minority interest	*-*	*-*	*(600)*	*626*
PROFIT (LOSS) FOR PERIOD	***418***	***2,834***	***418***	***2,834***
Loss per lot of one thousand shares	*2.53*	*17.13*	*2.53*	*17.13*
No. of shares outstanding (000's)	*165,447*	*165,447*	*165,447*	*165,447*

The accompanying notes are an integral part of these financial statements

DEMONSTRAÇÃO DAS ORIGENS E APLICAÇÕES DE RECURSOS NOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2004 E 2003
(Em milhares de reais)

	Controladora		Consolidado	
	2004	2003	2004	2003
A) ORIGENS				
DOS RECURSOS	**190.097**	**49.164**	**105.919**	**94.548**
DAS OPERAÇÕES	**15.572**	**8.883**	**34.805**	**39.741**
Lucro Líquido do exercício	418	2.834	418	2.834
- Depreciação e amortização	10.145	10.399	19.216	20.168
- Custo residual de ativos permanentes baixados	4.216	18.774	4.658	21.060
- Perda de conversão de invest.no exterior	600	835	-	-
- Resultado da equivalência patrimonial	(4.524)	(11.570)	-	(1.500)
- Variações monetárias de longo prazo	4.712	(12.436)	9.908	(2.242)
- Participações minoritárias	-	-	600	(626)
- Outros valores	5	47	5	47
DOS ACIONISTAS	**-**	**2.050**	**2.500**	**7.555**
Adto p/futuro aumento de capital				
- CM ind.com.Ltda	-	2.050	-	2.050
Adto p/futuro aumento de capital				
- Arla Foods na Dan-Vigor	-	-	-	2.505
Aumento de capital				
-Arla Foods na Dan-Vigor	-	-	2.500	3.000
DE TERCEIROS	**174.525**	**38.231**	**68.614**	**47.252**
Aumento do exigível a longo prazo	52.470	29.547	52.470	37.565
Transf.do realiz. a longo prazo p/ ativo circulante	121.796	5.931	16.144	9.687
Divid. e Juros Cap. Próp. de controladas	259	2.753	-	-
B) APLICAÇÕES				
DOS RECURSOS	**188.394**	**69.617**	**98.949**	**99.704**
Imobilizado	20.134	23.106	31.062	47.125
Investimentos	2.510	1.600	10	26
Diferido	-	-	-	31
Realizável a longo prazo	1.220	34.069	4.234	4.216
Divid. prop. e Juros s/Capital Próprio	655	759	725	1.506
Transf.do exig.a longo prazo p/ passivo circulante	163.875	10.083	62.918	46.800
C) VAR. DO CAP. CIRC. LÍQUIDO	**1.703**	**(20.453)**	**6.970**	**(5.156)**
D) DEMONSTRAÇÃO DA VARIAÇÃO DO CAPITAL CIRCULANTE LÍQUIDO	**1.703**	**(20.453)**	**6.970**	**(5.156)**
Ativo circulante	130.808	19.172	15.604	22.342
Passivo circulante	129.105	39.625	8.634	27.498

As notas explicativas são parte integrante das demonstrações financeiras.

STATEMENT OF CHANGES IN SHAREHOLDER EQUITYFOR PERIODS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands Of Reais)

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
A) SOURCE OF FUNDS	***190,097***	***49,164***	***105,919***	***94,548***
FROM OPERATIONS	***15,572***	***8,883***	***34,805***	***39,741***
Profit for period	*418*	*2,834*	*418*	*2,834*
- Depreciation and amortization	*10,145*	*10,399*	*19,216*	*20,168*
- Residual cost of assets written down	*4,216*	*18,774*	*4,658*	*21,060*
- Currency loss on investment conversion	*600*	*835*	*-*	*-*
- Equity income	*(4,524)*	*(11,570)*	*-*	*(1,500)*
- Non-current monetary changes	*4,712*	*(12,436)*	*9,908*	*(2,242)*
- Minority interest	*-*	*-*	*600*	*(626)*
- Other	*5*	*47*	*5*	*47*
FROM SHAREHOLDERS	***-***	***2,050***	***2,500***	***7,555***
Adv. for fut cap. incr.				
- CM Ind. Com. L.	*-*	*2,050*	*-*	*2,050*
Adv. for fut. cap. Incr.				
- Arla Foods in DV	*-*	*-*	*-*	*2,505*
Capital increase				
- Arla Foods in Dan Vigor	*-*	*-*	*2,500*	*3,000*
FROM THIRD PARTIES	***174,525***	***38,231***	***68,614***	***47,252***
Increase in non-current liabilities	*52,470*	*29,547*	*52,470*	*37,565*
Reduction in non-current assets	*121,796*	*5,931*	*16,144*	*9,687*
Dividends from subsidiaries and associates	*259*	*2,753*	*-*	*-*
B) USES OF FUNDS	***188,394***	***69,617***	***98,949***	***99,704***
Property, plant and equipment	*20,134*	*23,106*	*31,062*	*47,125*
Investments	*2,510*	*1,600*	*10*	*26*
Deferred assets	*-*	*-*	*-*	*31*
Non-current assets	*1,220*	*34,069*	*4,234*	*4,216*
Dividends	*655*	*759*	*725*	*1,506*
Reduction in non-current liabilities	*163,875*	*10,083*	*62,918*	*46,800*
C) CHANGE IN NET WORKING CAPITAL	***1,703***	***(20,453)***	***6,970***	***(5,156)***
D) STATEMENT OF CHANGES IN NET WORKING CAPITAL	***1,703***	***(20,453)***	***6,970***	***(5,156)***
Current assets	*130,808*	*19,172*	*15,604*	*22,342*
Current liabilities	*129,105*	*39,625*	*8,634*	*27,498*

The accompanying notes are an integral part of these financial statements

DEMONSTRAÇÃO DAS MUTAÇÕES DO PATRIMÔNIO LÍQUIDO NOS EXERCICÍOS FINDOS EM 31 DE DEZEMBRO DE 2004 E 2003 (Em milhares de reais)

		Reserva de capital		Reservas de Reavaliação	Reservas de lucros			
Controladora	**Capital social**	**Incentivos fiscais**	**Ativos próprios**	**Ativos de controlada**	**Legal**	**Reserva para aumento de capital**	**Lucros (Prejuízos) acumulados**	**Total**
Saldos em 31 de dezembro de 2002	**81.000**	**20**	**46.625**	**34.401**	**-**	**-**	**(15.273)**	**146.773**
Realização da reserva de reavaliação	-	-	(13.309)	(1.987)	-	-	15.296	-
Lucro líquido do exercício	-	-	-	-	-	-	2.834	2.834
Destinações:								
Reserva legal	-	-	-	-	142	-	(142)	-
Reserva para aumento de capital	-	-	-	-	-	1.956	(1.956)	-
Dividendos	-	-	-	-	-	-	(759)	(759)
Saldos em 31 de dezembro de 2003	**81.000**	**20**	**33.316**	**32.414**	**142**	**1.956**	**-**	**148.848**
Realização da reserva de reavaliação	-	-	(1.400)	(657)	-	-	2.057	-
Lucro líquido do exercício	-	-	-	-	-	-	418	418
Destinações:								
Reserva legal	-	-	-	-	21	-	(21)	-
Reserva para aumento de capital	-	-	-	-	-	1.799	(1.799)	-
Dividendos	-	-	-	-	-	-	(655)	(655)
Saldos em 31 de dezembro de 2004	**81.000**	**20**	**31.916**	**31.757**	**163**	**3.755**	**-**	**148.611**

As notas explicativas são parte integrante das demonstrações financeiras.

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY FOR FISCAL PERIODS ENDED DECEMBER 31, 2004 AND 2003 *(In Thousands Of Reais)*

		Capital Reserves	*Revaluation Reserves*		*Income Reserves*			
Parent	***Capital stock***	***Fiscal incentives***	***Company assets***	***Subsidiary assets***	***Legal***	***Capital increase***	***Accumulated profits (losses)***	***Total***
Balance on Dec. 31, 2002	*81,000*	*20*	*46,625*	*34,401*	*-*	*-*	*(15,273)*	*146,773*
Realization of revaluation reserve	*-*	*-*	*(13,309)*	*(1,987)*	*-*	*-*	*15,296*	*-*
Profit for period	*-*	*-*	*-*	*-*	*-*	*-*	*2,834*	*2,834*
Destination								
Legal reserve	*-*	*-*	*-*	*-*	*142*	*-*	*(142)*	*-*
Capital increase reserve	*-*	*-*	*-*	*-*	*-*	*1,956*	*(1,956)*	*-*
Dividends	*-*	*-*	*-*	*-*	*-*	*-*	*(759)*	*(759)*
Balance on Dec. 31, 2003	*81,000*	*20*	*33,316*	*32,414*	*142*	*1,956*	*-*	*148,848*
Realization of revaluation reserve	*-*	*-*	*(1,400)*	*(657)*	*-*	*-*	*2,057*	*-*
Profit for period	*-*	*-*	*-*	*-*	*-*	*-*	*418*	*418*
Destination:								
Legal reserve	*-*	*-*	*-*	*-*	*21*	*-*	*(21)*	*-*
Capital increase reserve	*-*	*-*	*-*	*-*	*-*	*1,799*	*(1,799)*	*-*
Dividends	*-*	*-*	*-*	*-*	*-*	*-*	*(655)*	*(655)*
Balance on Dec. 31, 2004	*81,000*	*20*	*31,916*	*31,757*	*163*	*3,755*	*-*	*148,611*

The accompanying notes are an integral part of these financial statements

VIGOR®

DEMONSTRAÇÃO DOS FLUXOS DE CAIXA - MÉTODO INDIRETO
NOS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2004 E 2003
(Em milhares de reais)

	Controladora		Consolidado	
	2004	2003	2004	2003
FLUXO DE CAIXA DAS ATIVIDADES OPERACIONAIS	**19.696**	**(4.569)**	**34.104**	**40.009**
Lucro líquido do exercício	418	2.834	418	2.834
Depreciação e amortização	10.145	10.399	19.216	20.168
Equivalência patrimonial	(4.524)	(11.570)	-	(1.500)
Perda de conversão de invest.no exterior	600	835	-	-
Participações minoritárias	-	-	600	(626)
Prejuízo (lucro) na venda de imobilizado	(278)	6.987	(624)	6.666
Outros valores	5	47	5	47
Variações e juros sobre financiamentos	21.838	2.377	18.126	15.812
Variação em duplicatas a receber	(17.562)	(10.903)	(16.443)	(10.357)
Variação em estoques	(9.264)	(5.575)	(7.274)	(561)
Variação em partes relacionadas	3.229	(10.172)	(2.623)	(2.226)
Variação em fornecedores	9.671	(2.183)	4.551	(6.750)
Variação em impostos e contribuições	5.171	1.437	799	(153)
Variação em outras contas	247	10.918	17.353	16.655
FLUXO DE CAIXA DAS ATIVIDADES DE INVESTIMENTOS	**(18.150)**	**(12.919)**	**(25.790)**	**(32.788)**
Recebimento pela venda de ativo permanente	4.494	11.787	5.282	14.394
Pagamento pela compra de ativo permanente	(22.644)	(24.706)	(31.072)	(47.151)
Pagamento de despesas diferidas	-	-	-	(31)
FLUXO DE CAIXA DAS ATIVIDADES DE FINANCIAMENTOS	**(4.211)**	**14.373**	**3.149**	**(10.759)**
Empréstimos obtidos	124.408	95.088	163.968	116.138
Adto de acionista p/ aumento de capital	-	2.050	2.500	7.555
Empréstimos pagos	(130.471)	(83.011)	(162.171)	(133.938)
Dividendos recebidos	2.340	517	-	-
Dividendos pagos	(488)	(271)	(1.148)	(514)
REDUÇÃO LÍQUIDA NAS DISPONIBILIDADES E APLICAÇÕES FINANCEIRAS	**(2.665)**	**(3.115)**	**11.463**	**(3.538)**
DISPONIBILIDADES E APLICAÇÕES FINANCEIRAS	**(2.665)**	**(3.115)**	**11.463**	**(3.538)**
Início do exercício	3.132	6.247	8.025	11.563
Final do exercício	467	3.132	19.488	8.025

As notas explicativas são parte integrante das demonstrações financeiras.

STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR PERIODS ENDED DECEMBER 31, 2004 AND 2003
(In Thousands Of Reais)

	Parent		Consolidated	
	2004	2003	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES	***19,696***	***(4,569)***	***34,104***	***40,009***
Profit (loss) for period	*418*	*2,834*	*418*	*2,834*
Depreciation and amortization	*10,145*	*10,399*	*19,216*	*20,168*
Equity income	*(4,524)*	*(11,570)*	-	*(1,500)*
Adjustment to foreign investments	*600*	*835*	-	-
Minority interest	-	-	*600*	*(626)*
Gains (losses) from sale of assets	*(278)*	*6,987*	*(624)*	*6,666*
Other	*5*	*47*	*5*	*47*
Change and interest on loans	*21,838*	*2,377*	*18,126*	*15,812*
Change in discounted trade bills receivable	*(17,562)*	*(10,903)*	*(16,443)*	*(10,357)*
Changes in inventory	*(9,264)*	*(5,575)*	*(7,274)*	*(561)*
Changes in related parties	*3,229*	*(10,172)*	*(2,623)*	*(2,226)*
Changes in suppliers	*9,671*	*(2,183)*	*4,551*	*(6,750)*
Changes in taxes and contributions	*5,171*	*1,437*	*799*	*(153)*
Changes in other accounts	*247*	*10,918*	*17,353*	*16,655*
CASH FLOW FROM INVESTMENT ACTIVITIES	***(18,150)***	***(12,919)***	***(25,790)***	***(32,788)***
Receipts from sale of assets	*4,494*	*11,787*	*5,282*	*14,394*
Payment for permanent asset purchases	*(22,644)*	*(24,706)*	*(31,072)*	*(47,151)*
Payment for deferred assets	-	-	-	*(31)*
CASH FLOW FROM FINANCING ACTIVITIES	***(4,211)***	***14,373***	***3,149***	***(10,759)***
Loans obtained	*124,408*	*95,088*	*163,968*	*116,138*
Advance from shareholder for capital increase	-	*2,050*	*2,500*	*7,555*
Loans paid	*(130,471)*	*(83,011)*	*(162,171)*	*(133,938)*
Dividends received	*2,340*	*517*	-	-
Dividends paid	*(488)*	*(271)*	*(1,148)*	*(514)*
NET REDUCTION IN CASH AND SHORT-TERM INVESTMENTS	***(2,665)***	***(3,115)***	***11,463***	***(3,538)***
CASH AND SHORT-TERM INVESTMENTS	***(2,665)***	***(3,115)***	***11,463***	***(3,538)***
At beginning of period	*3,132*	*6,247*	*8,025*	*11,563*
At end of period	*467*	*3,132*	*19,488*	*8,025*

The accompanying notes are an integral part of these financial statements

NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES FINANCEIRAS EXERCÍCIOS FINDOS EM 31 DE DEZEMBRO DE 2004 E 2003 (Em milhares de reais)

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2004 AND 2003 (In thousands of Reais)

1. Contexto operacional

A Companhia industrializa e comercializa laticínios em geral, leite "in natura" e derivados, além de participar de outras sociedades.

A Administração da Companhia é compartilhada com a da sua controlada Companhia Leco de Produtos Alimentícios (Leco) no tocante às atividades administrativas, comerciais e financeiras.

2. Apresentação das demonstrações financeiras

As demonstrações financeiras foram elaboradas com base em práticas contábeis adotadas no Brasil e nas normas da Comissão de Valores Mobiliários.

A Companhia está apresentando a demonstração dos fluxos de caixa preparada de acordo com a NPC20 - Demonstração dos Fluxos de Caixa, emitida pelo IBRACON-Instituto dos Auditores Independentes do Brasil.

Descrição das principais práticas contábeis

a. Aplicações financeiras

Registradas ao custo, acrescido dos rendimentos incorridos até a data do balanço.

b. Provisão para créditos duvidosos

Constituída em montante considerado suficiente para fazer face a eventuais perdas na realização do contas a receber, considerando as condições sócio-econômicas dos principais clientes, aliadas a conjuntura econômica do País.

c. Estoques

Avaliados ao custo médio de aquisição ou de produção que não excede o valor de mercado.

d. Investimentos

Os investimentos em empresas controladas são avaliados de acordo com o método de equivalência patrimonial e os demais foram avaliados pelo custo corrigido.

e. Imobilizado

Registrado ao custo de aquisição ou construção acrescido de reavaliação espontânea. A depreciação é calculada pelo método linear à taxas que levam em conta o tempo de vida útil dos bens.

f. Direitos e obrigações

Atualizados à taxa de câmbio e encargos financeiros, nos termos dos contratos vigentes, e refletem os valores incorridos até a data do balanço.

g. Provisão para férias

A provisão para férias é constituída com base nos direitos adquiridos pelos empregados até a data do balanço e inclui os correspondentes encargos sociais.

h. Imposto de renda e contribuição social diferidos

O imposto de renda e a contribuição social diferidos foram calculados sobre diferenças temporais, prejuízos fiscais e base negativa da contribuição social à alíquota total de 34% e estão apresentados no realizável a longo prazo, conforme Nota Explicativa nº 12.

i. Reservas de reavaliação

Decorrentes de ativos próprios e de controladas, representados por imóveis, estão sendo realizadas por depreciação ou baixa dos bens reavaliados contra lucros acumulados. O imposto de renda e a contribuição social diferidos correspondentes estão classificados no exigível a longo prazo.

1. Operations

The Company processes and sells dairy products in general (whole milk and its by-products) as well as holding investments in other corporations.

The operating, administrative and financial management activities of the Company are shared with its subsidiary Companhia Leco de Produtos Alimentícios (Leco).

2. Presentation of the financial statements

The financial statements were prepared in accord with the accounting practices established in Brazil and the standards of the Comissão de Valores Mobiliário (Brazilian Securities Commission - CVM).

The Company is voluntarily presenting statements of cash flows prepared in accord with NPC20 – Statement of Cash Flows, emanating from the Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute - IBRACON).

Description of the main accounting practice

a. Short-term Investments

Short-term investments were recorded at their cost plus any income incurred up to the balance sheet date.

b. Allowance for doubtful accounts

The allowance was constituted in an amount considered sufficient to cover any eventual losses upon the realization of accounts receivable, considering the socio-economic conditions within the whole economic context of the Country.

c. Inventory

Inventory was evaluated at average purchase or production cost and does not exceed market value.

d. Non-current Investments

Investments in subsidiaries were evaluated by the equity method and other investments are recorded at their restated cost.

e. Property, plant and equipment

Property, plant and equipment are recorded at their purchase or construction cost plus any revaluation. Depreciation is calculated by the straight-line method at rates taking into consideration the estimated useful life of the asset.

f. Rights and Obligations

These are restated at the exchange rates and financial charges under the terms of the current contracts, in a way to reflect the values incurred up to the balance sheet date.

g. Provision for holidays

The provision for holidays is constituted based on the rights acquired by the employees up to the balance sheet date and includes the corresponding social charges.

h. Deferred income tax and social contribution

The deferred income tax and social contribution were calculated on the temporary differences, tax losses and negative social contribution calculation base at a total rate of 34% and are shown as non-current assets, in accord with Note 12

i. Revaluation reserve

These reserves are a result of revaluation of the Company's own assets and those of the subsidiaries represented by buildings and real estate and are being depreciated or written off against retained earnings. The corresponding deferred income tax and social contribution are classified as non-current liabilities.

VIGOR®

3. Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas incluem as demonstrações da S.A. Fábrica de Produtos Alimentícios Vigor e suas controladas, a seguir relacionadas:

	Participação %	
	2004	2003
Companhia Leco de Produtos Alimentícios	80	80
Dan Vigor Indústria e Comércio Ltda. (controlada em conjunto)	50	50
Vigor Limited	100	100

Descrição dos principais procedimentos de consolidação

a. Eliminação dos saldos das contas de ativos e passivos entre as empresas consolidadas;

b. Eliminação das participações no capital, reservas e lucros acumulados das empresas controladas;

c. Eliminação dos saldos de receitas e despesas, decorrentes de negócios entre as empresas; e

d. Destaque do valor da participação dos acionistas minoritários nas demonstrações financeiras consolidadas.

4. Contas a receber de clientes

	Controladora		Consolidado	
	2004	2003	2004	2003
Contas a receber de clientes	60.418	42.948	86.403	70.056
Provisão para créditos duvidosos	(1.152)	(1.244)	(3.066)	(3.162)
	59.266	**41.704**	**83.337**	**66.894**

5. Estoques

	Controladora		Consolidado	
	2004	2003	2004	2003
Produtos acabados	40.590	33.406	46.343	40.064
Produtos em elaboração	-	-	1.453	1.092
Matérias-primas e material de embalagem	6.153	4.915	11.553	12.503
Almoxarifado	2.356	2.381	4.904	4.187
Importações em andamento	867	-	867	-
	49.966	**40.702**	**65.120**	**57.846**

6. Outros créditos - realizável a longo prazo

	Controladora		Consolidado	
	2004	2003	2004	2003
Crédito eletrobrás	401	401	530	530
Impostos a recuperar	-	-	65	88
Adiantamentos	-	-	2.533	2.702
Contas a receber	-	-	13.268	14.442
Aplicação em títulos e valores mobiliários no exterior	-	-	-	16.006
Outros	19	19	28	28
	420	**420**	**16.424**	**33.796**

O valor de R$ 13.268 no consolidado, refere-se a contas a receber junto a Northern Circle Investments C.V pela venda de investimento que a Companhia Leco possuía na CRM Inc.. Essa empresa possui 100% de participação no capital da Salvati Foods Inc, que produz e comercializa conservas alimentícias. Esse investimento foi vendido por US$ 5.500.000,00 conforme contrato de 09/12/2003, a ser recebido em 11 parcelas anuais iguais e sucessivas de US$ 500.000,00, vencendo-se a primeira em 01/11/2005 e está classificada em outras contas a receber no ativo circulante. As demais estão classificadas em outros créditos , no realizável a longo prazo.

3. Consolidated Financial Statements

The consolidated financial statements include the financial statements of S/A Fábrica de Produtos Alimentícios Vigor, and its subsidiaries, as follows:

	Share %	
	2004	*2003*
Companhia Leco de Produtos Alimentícios	*80*	*80*
Dan Vigor Indústria e Comércio Ltda. (jointly controlled)	*50*	*50*
Vigor Limited	*100*	*100*

Description of the main consolidation procedures

a. Elimination of the asset and liability account balances between the consolidated companies;

b. Elimination of the share of capital, reserves and retained earnings of the subsidiary companies;

c. Elimination of the revenue and expense accounts resulting from business between the companies; and

d. The value of the share of minority shareholders is highlighted on the financial statements.

4. Accounts receivable

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
Accounts receivable - customers	*60,418*	*42,948*	*86,403*	*70,056*
Allowance for doubtful accounts	*(1,152)*	*(1,244)*	*(3,066)*	*(3,162)*
	59,266	*41,704*	*83,337*	*66,894*

5. Inventory

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
Finished products	*40,590*	*33,406*	*46,343*	*40,064*
Work in progress	-	-	*1,453*	*1,092*
Raw and packaging material	*6,153*	*4,915*	*11,553*	*12,503*
Stockroom	*2,356*	*2,381*	*4,904*	*4,187*
Ongoing imports	*867*	-	*867*	-
	49,966	***40,702***	***65,120***	***57,846***

6. Other non-current assets

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
Electrobras credit	*401*	*401*	*530*	*530*
Taxes recoverable	-	-	*65*	*88*
Advances			*2,533*	*2,702*
Accounts receivable	-	-	*13,268*	*14,442*
Investments in securities abroad	-	-	-	*16,006*
Other	*19*	*19*	*28*	*28*
	420	***420***	***16,424***	***33,796***

The value of R$ 13,268 recorded under consolidated accounts receivable refers to an account receivable from Northern Circle Investments C.V. from the sale of the investment held by Leco in CRM Inc. that in turn held 100% share of the capital of Salvati Foods Inc., that produces and sells preserved foods. This investment was sold for US$ 5,500,000.00 conforming to a contract signed on December 9, 2003, and to be received in 11 equal annual and successive installments of US$ 500,000.00 with the first due on November 1. 2005 and is classified as accounts receivable. The other payments are recorded as other credits in Non-current Assets.

7. Investimentos - permanentes

	Controladora 2004	Controladora 2003	Consolidado 2004	Consolidado 2003
Participações em empresas controladas	99.352	93.192	-	-
Incentivos Fiscais	-	-	26	26
Imóveis não utilizados nas atividades	16.987	16.977	17.029	17.177
	116.339	**110.169**	**17.055**	**17.203**

As demonstrações financeiras das controladas foram elaboradas em 31 de dezembro de 2004, e os critérios adotados foram os mesmos utilizados pela controladora, quando aplicáveis. Estas demonstrações foram revisadas por auditores independentes.

Os principais detalhes quanto aos investimentos nas controladas em 31 de dezembro de 2004 são os seguintes:

	Leco	Dan Vigor	Vigor Limited
Capital social	33.700	23.351	-
Quantidade de ações/quotas	145.000 mil	15.464 mil	-
Quantidade de ações/quotas possuídas	116.000 mil	7.732 mil	-
Classe de ações/quotas possuídas	ON/PN	Quotas	Ações
Participação no capital	80%	50%	100%
Patrimônio líquido	102.076	14.527	10.428
Lucro líquido do exercício	471	1.011	3.642
Valor do investimento ajustado	81.661	7.263	10.428
Ajuste da equivalência patrimonial	376	506	3.642

8. Partes relacionadas

a) Controladora:

Ativo	Circulante Duplicatas a Receber	Circulante Contas Correntes	Dividendos a Receber
Cia Leco de Produtos Alimentícios	10.134	2.203	259
Dan Vigor Ind. e Com. de Latic.Ltda	100	245	-
Vigor Limited (mútuo - vcto out/05)	-	109.585	-
	10.234	**112.033**	**259**

Passivo	Circulante Empréstimos e Financiamentos	Fornecedor	Exig. L.Prazo . Créd. de Acion. p/Futuro Aum. de Capital
Cia Leco de Produtos Alimentícios	-	19.680	-
Dan Vigor Ind. e Com. de Latic. Ltda.	-	2.842	-
Vigor Limited	119.462	-	-
CM Indústria e Comércio Ltda	-	-	20.298
	119.462	**22.522**	**20.298**

Resultado	Vendas	Compras	Rec.(Desp.) Financeiras
Cia Leco de Prods. Alimentícios	33.872	(47.236)	-
Dan Vigor Ind.e Com. Latic.Ltda	2.397	(22.019)	-
Vigor Limited	-	-	(2.487)
	36.269	**(69.255)**	**(2.487)**

7. Investments - Permanent

	Parent 2004	*Parent 2003*	*Consolidated 2004*	*Consolidated 2003*
Interest in subsidiary companies	*99,352*	*93,192*	-	-
Fiscal incentives		-	*26*	*26*
Non-used assets	*16,987*	*16,977*	*17,029*	*17,177*
	116,339	***110,169***	***17,055***	***17,203***

The financial statements of the subsidiary companies were prepared on December 31, 2004 and the criteria used were the same as those used by the parent company, when applicable. Independent auditors audited these financial statements.

The main details as to the investments in subsidiaries as of December 31, 2004 are as follows:

	Leco	*Dan Vigor*	*Vigor Limited*
Capital stock	*33,700*	*23.351*	-
Number of shares/quotas	*145,000 thou*	*15.464 thou*	-
Number of shares/ quotas held	*116,000 thou*	*7.732 thou*	-
Class of share/quotas held	*Common/ Preferred*	*Quotas*	*Shares*
Interest in capital	*80%*	*50%*	*100%*
Net equity	*102.076*	*14.527*	*10.428*
Net income (loss) for period	*471*	*1.011*	*3,642*
Adjusted investment value	*81,661*	*7,263*	*10,428*
Net equity adjustment	*376*	*506*	*3,642*

8. Transactions between related parties

a) Parent:

Assets

Assets	*Current Trade Bills Receivable*	*Current Current Accounts*	*Dividends Receivable*
Cia. Leco de Produtos Alimentícios	*10,134*	*2,203*	*259*
DanVigor Ind. e Com. de Lat. Ltda	*100*	*245*	-
Vigor Limited (loan due Oct. 2005)	-	*109,585*	-
	10,234	***112,033***	***259***

Liabilities	*Current Loans and Financings*	*Materials*	*Non-Current Liability Shareholder Credit for Future Capital Increase*
Cia. Leco de Produtos Alimentícios	-	*19,680*	-
DanVigor Ind. e Com. de Lat. Ltda	-	*2,842*	-
Vigor Limited	*119,462*	-	-
CM Indústria e Comércio Ltda.	-	-	*20,298*
	119,462	***22,522***	***20,298***

Income	*Sales*	*Purchases*	*Financial Rec. (Exp.)*
Cia. Leco de Produtos Alimentícios	*33,872*	*(47,236)*	-
DanVigor Ind. e Com. de Laticínos Ltda	*2,397*	*(22,019)*	-
Vigor Limited	-	-	*(2,487)*
	36,269	***(69,255)***	***(2,487)***

Leco e Dan Vigor - são operações substancialmente decorrentes de compra e venda de produtos e industrialização de alguns produtos. As operações foram realizadas ao valor de mercado.
CM - refere-se a adiantamento para futuro aumento de capital.
Vigor Limited - O mútuo de R$109.585, registrado no ativo circulante corresponde a US$ 41.284 mil com rendimento de 9,75% a.a.
O montante de R$ 119.462 registrado no passivo circulante, equivalente a US$ 45.005 mil refere-se a parte do Eurobônus lançado pela Controladora Vigor e adquiridos pela Vigor Limited.

b) Consolidado:

Passivo	**Exig. L. Prazo Cred. de Acionista p/Futuro Aumento de Capital**
CM Indústria e Comércio Ltda	20.298
	20.298

9. Imobilizado

	Taxa (média) de deprec. (a.a.%)	Controladora 2004	Controladora 2003	Consolidado 2004	Consolidado 2003
Edificações		68.802	68.466	106.284	105.948
Reav. de edificações		51.321	52.228	84.466	85.373
Maquinários		72.980	62.606	128.391	111.673
Inst. e equipamentos		16.848	13.889	27.740	24.927
Móveis e utensílios		2.892	2.744	4.767	4.611
Veículos		2.458	4.921	6.064	8.511
Equip. de computação		3.489	2.266	5.542	4.231
Direito de uso		81	91	192	202
Marcas e patentes		1.057	1.057	2.892	2.872
Benf. imóv. terceiros		65	48	65	48
		219.993	**208.316**	**366.403**	**348.396**
Deprec. acumuladas					
Edificações	4	(18.683)	(16.311)	(28.583)	(24.778)
Reav. de edificações	4	(15.706)	(13.797)	(20.859)	(17.715)
Maquinários	10	(47.888)	(44.312)	(88.195)	(79.672)
Inst. e equipamentos	10	(9.601)	(8.495)	(18.482)	(16.923)
Móveis e utensílios	10	(2.159)	(2.080)	(3.601)	(3.452)
Veículos	20	(1.693)	(2.091)	(4.810)	(5.113)
Equip. de computação	20	(1.992)	(1.643)	(3.651)	(3.107)
Direito de uso		-	-	-	-
Marcas e patentes		(35)	(33)	(51)	(48)
Benf. imóv. terceiros		(11)	(9)	(11)	(9)
		(97.768)	**(88.771)**	**(168.243)**	**(150.817)**
Valor residual		122.225	119.545	198.160	197.579
Ativos não depreciáveis					
Terrenos		12.879	13.198	27.185	27.504
Reavaliação de terrenos		23.859	23.711	45.992	45.844
Imobiliz. em andamento		16.742	13.368	24.244	18.155
Adiant. a fornecedores		305	415	1.456	415
		53.785	**50.692**	**98.877**	**91.918**
Imobilizado líquido		**176.010**	**170.237**	**297.037**	**289.497**

The operations with Leco and Dan Vigor are substantially as a result of the purchase and sale of products and processing of several products. All the operations were carried out at cost.
The operation with CM refers to a future capital increase.
The operation with Vigor Limited is a loan contract for R$109,585, recorded as a current asset, corresponding to US$ 41,284 thousand yielding 9.75% per annum.
The amount R$ 119,462 recorded in current liabilities, equivalent of US$ 45,005 thousand, refers to part of the Eurobond issued by the Parent Vigor and acquired by Vigor Limited.

b) Consolidated:

Liabilities	***Non-Current Shareholder Credit for Future Capital Increase***
CM Indústria e Comércio Ltda.	*20,298*
	20,298

9. Property, plant and equipment

	Average Annual Depreciation Rate (%)	*Parent 2004*	*Parent 2003*	*Consolidated 2004*	*Consolidated 2003*
Depreciable Assets					
Buildings		*68,802*	*68,466*	*106,284*	*105,948*
Building revaluation		*51,321*	*52,228*	*84,466*	*85,373*
Machinery		*72,980*	*62,606*	*128,391*	*111,673*
Installations and equipment		*16,848*	*13,889*	*27,740*	*24,927*
Furniture and fixtures		*2,892*	*2,744*	*4,767*	*4,611*
Vehicles		*2,458*	*4,921*	*6,064*	*8,511*
Computing equipment		*3,489*	*2,266*	*5,542*	*4,231*
Rights		*81*	*91*	*192*	*202*
Marks and patents		*1,057*	*1,057*	*2,892*	*2,872*
Improvements on 3rd party property		*65*	*48*	*65*	*48*
		219,993	***208,316***	***366,403***	***348,396***
Accumulated Depreciation					
Buildings	*4*	*(18,683)*	*(16,311)*	*(28,583)*	*(24,778)*
Building revaluation	*4*	*(15,706)*	*(13,797)*	*(20,859)*	*(17,715)*
Machinery	*10*	*(47,888)*	*(44,312)*	*(88,195)*	*(79,672)*
Installations and equipment	*10*	*(9,601)*	*(8,495)*	*(18,482)*	*(16,923)*
Furniture and fixtures	*10*	*(2,159)*	*(2,080)*	*(3,601)*	*(3,452)*
Vehicles	*20*	*(1,693)*	*(2,091)*	*(4,810)*	*(5,113)*
Computing equipment	*20*	*(1,992)*	*(1,643)*	*(3,651)*	*(3,107)*
Rights		*-*	*-*	*-*	*-*
Marks and patents		*(35)*	*(33)*	*(51)*	*(48)*
Improvements on 3rd party property		*(11)*	*(9)*	*(11)*	*(9)*
Total		***(97,768)***	***(88,771)***	***(168,243)***	***(150,817)***
Residual value		*122,225*	*119,545*	*198,160*	*197,579*
Non-depreciable assets					
Land		*12,879*	*13,198*	*27,185*	*27,504*
Land revaluation		*23,859*	*23,711*	*45,992*	*45,844*
Ongoing construction		*16,742*	*13,368*	*24,244*	*18,155*
Advances to suppliers		*305*	*415*	*1,456*	*415*
		53,785	***50,692***	***98,877***	***91,918***
Net Property, Plant and Equipment		***176,010***	***170,237***	***297,037***	***289,497***

VIGOR®

10. Empréstimos e financiamentos

	Controladora		Consolidado	
	2004	2003	2004	2003
CURTO PRAZO				
Moeda nacional:				
FINAME - URTJLP + juros de 4% a 5,5% a.a. (amortização mensal)	8	155	8	155
BNDES Finame - Juros de 5% a 7,625% a.a. + índice da TJLP que exceder 6% a.a. - Amortização mensal	5.269	3.378	5.269	3.378
BNDES Finame - Juros de 5% a.a. + índice da UMBND - Amortização mensal	1.312	1.424	1.312	1.424
NPR e EGF - Juros Pré de 8,75% a.a.	9.393	7.029	9.647	7.029
Comercial Paper - Juros 112% a 115% CDI	-	22.041	-	22.041
Empréstimo Sindicalizado - inclui juros incorridos de 100% CDI + 4%a.a. (vencimento final em outubro de 2005, amortizações mensais e semestrais do principal e dos juros a partir de abril/2003)	8.171	12.320	8.171	12.320
Capital de giro conta garantida - Juros de 100% a 115% do CDI	-	2.421	-	2.421
Total dos empréstimos em moeda nacional - curto prazo	24.153	48.768	24.407	48.768
Moeda estrangeira:				
Financiamento de importação dólar + juros de 3,18% a.a. (pagamento em única parcela ao final do contrato)	107	1.556	107	1.556
Eurobônus US$ 50.000.000 inclui juros incorridos de 10,5% a.a. (vencimento em outubro de 2005, amortização semestral dos juros)	135.352	2.781	15.890	327
Empréstimo Sindicalizado US$ 6.500.000 inclui juros incorridos de 4,22% a.a. (vencimento final em outubro de 2005, em única parcela. Amortização semestral dos juros)	-	-	17.347	139
Empréstimo para capital de giro - inclui juros de 10,0% a.a. pagos em única parcela ao final do contrato	12.074	13.254	12.074	18.280
Total dos emprést.em moeda estrangeira - curto prazo	147.533	17.591	45.418	20.302
Total dos emprést. e financiamentos - curto prazo	**171.686**	**66.359**	**69.825**	**69.070**

10. Loans and financing

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
CURRENT				
Local currency:				
FINAME - URTJLP + 4% to 5.5% interest per annum (monthly amortization)	*8*	*155*	*8*	*155*
BNDES FINAME - 5% to 7.625% interest per annum + TJLP that exceeds 6% per annum (monthly amortization)	*5,269*	*3,378*	*5,269*	*3,378*
BNDES FINAME - 5% interest per annum + UMBND rate per annum (monthly amortization)	*1,312*	*1,424*	*1,312*	*1,424*
NPR and EGF - prefixed interest at 8.75% per annum	*9,393*	*7,029*	*9,647*	*7,029*
Commercial paper - interest 112% to 115% of CDI	*-*	*22,041*	*-*	*22,041*
Syndicated loan including accumulated interest at 100% of CDI + 4% p.a. (final due-date October 2005, monthly and semi annual amortization and interest starting April 2003)	*8,171*	*12,320*	*8,171*	*12,320*
Working capital with guaranteed Bank Account interest at 100 to 115% of CDI	*-*	*2,421*	*-*	*2,421*
Total local currency current loans	*24,153*	*48,768*	*24,407*	*48,768*
Foreign currency:				
Dollar import financing - 3.18% annum (paid in one unique installment at end of contract)	*107*	*1,556*	*107*	*1,556*
US$ 50,000,000 Eurobond plus incurred interest with 10.5% (due October 2005 with semiannual interest amortization)	*135,352*	*2,781*	*15,890*	*327*
US$ 6,500,000 syndicated loan including accumulated interest at 4.22% p.a. (final due-date October 2005 in one unique installment with semi annual interest)	*-*	*-*	*17,347*	*139*
Working capital loan including interest of 10% per annum (payable in one unique installment at end of contract)	*12,074*	*13,254*	*12,074*	*18,280*
Total current foreign currency loans	*147,533*	*17,591*	*45,418*	*20,302*
Total of loans classified as current	***171,686***	***66,359***	***69,825***	***69,070***

VIGOR®

	Controladora		Consolidado	
	2004	2003	2004	2003
LONGO PRAZO				
Moeda nacional:				
FINAME - URTJLP + juros de 4% a 5,5% a.a. (amortização mensal)	-	8	-	8
BNDES Finame - Juros de 5% a 7,625% a.a. + índice da TJLP que exceder 6% a.a. - Amortização mensal	37.378	29.248	37.378	29.248
BNDES Finame - Juros de 5% a.a.+índice da UMBND - Amortização mensal	3.642	5.321	3.642	5.321
Empréstimo Sindicalizado (vencimento final em outubro de 2005)	-	8.152	-	8.152
Total dos empréstimos em moeda nacional - longo prazo	41.020	42.729	41.020	42.729
Moeda estrangeira:				
Eurobônus US$ 50.000.000	-	144.460	-	16.960
Empréstimo Sindicalizado US$ 6.500.000	-	-	-	18.780
Total dos emprést. em moeda estrangeira - longo prazo	-	144.460	-	35.740
Total dos emprést. e financiamentos - longo prazo	**41.020**	**187.189**	**41.020**	**78.469**
TOTAL EMPRÉSTIMOS E FINANCIAMENTOS	**212.706**	**253.548**	**110.845**	**147.539**

Os financiamentos em moeda nacional vencem entre janeiro de 2005 e outubro de 2008 e os em moeda estrangeira vencem entre fevereiro de 2005 e outubro de 2005. Garantias - Alienação fiduciária dos bens, notas promissórias e avais dos diretores. A captação com Eurobônus tem como garantidora a empresa Companhia Leco de Produtos Alimentícios.

11. Provisão para contingências

A Empresa vem discutindo judicialmente a legalidade de alguns tributos e reclamações trabalhistas. A provisão foi constituída com base em opinião dos assessores jurídicos e está apresentada a seguir por natureza dos processos:

	Controladora		Consolidado	
	2004	2003	2004	2003
Tributários	49.812	50.096	101.627	101.414
Trabalhistas	1.501	1.501	2.428	2.428
	51.313	**51.597**	**104.055**	**103.842**

As principais ações judiciais da Companhia referem-se a:

PIS - Discussão sobre a inconstitucionalidade da contribuição. Valor da provisão em 2004 - R$ 13.271 na controladora (R$ 12.752 em 2003) e R$ 25.631 no consolidado (R$ 24.605 em 2003). As chances de perdas consideradas pelos consultores jurídicos são possíveis.

COFINS - Questionamento dos seguintes pontos: a) aumento de alíquota em 1%; b) tributação de outras receitas operacionais; e c) compensação dos valores devidos com títulos da dívida pública. Valor da provisão em 2004 - R$ 35.132 na controladora (R$ 31.946 em 2003) e R$ 67.027 no consolidado (R$ 61.037 em 2003). As chances de perdas consideradas pelos consultores jurídicos para o item (a) no montante de R$ 18.755 na controladora (R$ 30.736 no consolidado) é provável e para os itens (b) e (c) no montante de R$ 16.377 na controladora (R$ 36.291 no consolidado) são possíveis. Para as referidas ações a empresa obteve liminar com sentença concedendo a segurança requerida.

	Parent		*Consolidated*	
NON-CURRENT	*2004*	*2003*	*2004*	*2003*
Local currency:				
FINAME - URTJLP + 4% to 5.5% interest per annum (monthly amortization)	*-*	*8*	*-*	*8*
BNDES FINAME - 5% to 7.625% interest per annum + TJLP that exceeds 6% per annum (monthly amortization)	*37,378*	*29,248*	*37,378*	*29,248*
BNDES FINAME - 5% interest per annum + UMBND rate per annum (monthly amortization)	*3,642*	*5,321*	*3,642*	*5,321*
Syndicated loan (final due-date October 2005)	*-*	*8,152*	*-*	*8,152*
Total non-current loans in domestic currency	*41,020*	*42,729*	*41,020*	*42,729*
Foreign currency:				
US$ 50,000,000 Eurobond	*-*	*144,460*	*-*	*16,960*
US$ 6,500,000 syndicated loan	*-*	*-*	*-*	*18,780*
Total non-current foreign currency loans	*-*	*144,460*	*-*	*35,740*
Total of loans classified as non-current	***41,020***	***187,189***	***41,020***	***78,469***
Total loans and financing	***212,706***	***253,548***	***110,845***	***147,539***

The financing in domestic currency comes due between January 2005 and October 2008 and in foreign currency between February 2005 and October 2005. Loan Guarantees: chattel mortgages, promissory notes and Director pledges. The Eurobond is guaranteed by the company Companhia Leco de Produtos Alimentícios.

11. Contingency provision

The Company has taken legal actions against the legality of several taxes and labor claims. Provisions have been constituted based on the opinion of legal counsel and are shown below by nature of action:

	Parent		*Consolidated*	
	2004	***2003***	***2004***	***2003***
Taxes	*49,812*	*50,096*	*101,627*	*101,414*
Labor and civil	*1,501*	*1,501*	*2,428*	*2,428*
	51,313	***51,597***	***104,055***	***103,842***

The Company's major legal actions are:

PIS - Discussion on the unconstitutionality of the contribution. The value of the provision in 2004 was R$ 13,271 (R$ 12,752 in 2003) for the Parent Company and R$ 25, 631 for the Consolidated Company (R$ 24,605 in 2003), legal counsel considers these actions as possible losses.

COFINS - The following points are being questioned: a) the increase in the rate of 1%; b) the taxation of other operating income; and c) compensation for the value owed by public securities owned. The value of the provision in 2004 was R$ 35,132 (R$ 31,946 in 2003) for the Parent Company and R$ 67,027 (R$ 61,037 in 2003) for the Consolidated Company. Legal council considers the chances for probable loss for item (a) is in the amount of R$ 18,755 in the Parent Company (R$ 30,736 in the Consolidated Company) and the possible losses for items (b) and (c) in the amount of R$ 16,377 in the Parent Company (R$ 36,291 in the Consolidated Company).

For the above-mentioned actions, the Company has succeeded in obtaining a temporary injunction.

12. Imposto de renda e contribuição social diferidos

O imposto de renda e a contribuição social diferidos são registrados para refletir os efeitos fiscais atribuíveis às diferenças temporárias entre a base fiscal de ativos e passivos e seu respectivo valor contábil. A Administração da Empresa, fundamentada na expectativa de geração de lucros tributáveis futuros, manteve os créditos tributários sobre os prejuízos fiscais e base negativa da contribuição social, baseadas em projeções aprovadas pela Administração para cinco exercícios, que levou em consideração as seguintes ações: a) o desenvolvimento de novos produtos e tecnologias visando crescentes demandas do mercado, como por exemplo uma nova linha light de iogurtes em embalagem de 150g nos sabores ameixa com cereal, pêssego com soja e morango, a linha light de iogurtes com frutas e fibras e o leite fermentado light; b) a expansão da produção e participação de mercado, que hoje varia de 3% a 22% dependendo do segmento de produtos; c) a concentração no desenvolvimento, produção, marketing e distribuição de produtos de maior valor agregado que possam contribuir com melhores margens, tais como petit suisse, sobremesas, leite fermentado, blends de manteiga e margarina, maionese, além de produtos de baixo teor calórico; d) o aumento das vendas e da distribuição não apenas nas áreas onde mais atua no momento, regiões sudeste e sul, mas também nas demais regiões do Brasil; e) o investimento na modernização e expansão de suas unidades industriais, com o objetivo de aumentar a produtividade através da redução dos custos, despesas fixas e variáveis; f) a ampliação de sua atuação no mercado de serviços de alimentação fora do lar/transformação de alimentos (Food Service).

O imposto de renda e a contribuição social diferidos têm a seguinte composição e origem:

	Controladora		Consolidado	
	2004	2003	2004	2003
Realizável a longo prazo:				
Provisão para contingências	12.755	12.561	23.395	23.370
Prejuízos fiscais a compensar	18.657	17.970	21.873	19.213
Base negativa de contribuição social	9.502	9.238	10.975	9.824
	40.914	**39.769**	**56.243**	**52.407**
Exigível a longo prazo:				
Reserva de reavaliação	11.282	12.080	20.513	21.726
	11.282	**12.080**	**20.513**	**21.726**

Estimativa de realização do ativo fiscal diferido:

Ano	Valor estimado para realização		
	Prejuízo Fiscal	Base Negativa CSSL	Prov. p/ Contigência
2005	1.634	832	-
2006	2.297	1.170	10.307
2007	3.228	1.644	510
2008	4.258	2.168	-
2009	5.356	2.728	-
2010	1.884	960	1.938
Total	18.657	9.502	12.755

13. Fornecedores - exigível a longo prazo

O valor de R$ 1.861 (R$ 3.101 em 2003) refere-se a financiamento de máquinas a ser pago em parcelas mensais de R$ 103 cada uma, com vencimento final previsto para junho/2007. Não há incidência de juros e com garantia fiduciária do bem.

14. Imposto de renda e contribuição social (resultado)

Conciliação entre os valores debitados ao resultado (Imposto de Renda à alíquota de 15% + adicional de 10% sobre o lucro que exceder a R$ 240 e Contribuição Social à alíquota de 9%), e os cálculos sobre o resultado contábil antes da tributação:

	Controladora		Consolidado	
	2004	2003	2004	2003
Res. Contábil antes do IR e C.Social	**(1.470)**	**10.065**	**(3.998)**	**10.147**
	34%	34%	34%	34%
Encargos às alíquotas nominais	500	(3.422)	1.359	(3.450)
Adição ao lucro real de valores contabilizados em despesas e que serão dedutíveis no futuro (diferenças tributárias temporárias)	(1.968)	(2.805)	(2.363)	(4.801)
Diferenças temporárias permanentes	1.468	926	826	(4.374)
Outras	(56)	24	136	48
Imposto de Renda e C. Social correntes	**(56)**	**(5.277)**	**(42)**	**(12.577)**

12. Deferred income tax and social contribution

The deferred income tax and social contribution are recorded in order to reflect the tax effects attributed to the temporary differences between the asset and liability tax base and their respective book value. Company Management has maintained the tax credits for tax losses and the negative base for social contribution based on the expectation of generating taxable income in the future as demonstrated in projections approved by Management for the next five years, that take into consideration the following actions: a) The development of new products and industrial processes that aim to meet the growing market demand, as for example a new line of light yoghurt in 150 gm packaging in the following flavors: prune with cereal, peach with soy and strawberry, a line of light yoghurt with fruit and fiber and a light fermented milk. b) Market expansion and increase of market share, which today varies between 3% and 22% depending on the product segment. c) The concentration on the development, production, marketing and distribution in high value added products that can contribute to improved margins, such as petit Suisse, desserts, fermented milk, butter and margarine blends, mayonnaise as well as low calorie products. d) The increase in sales and distribution in not only areas of current operations, in Southeastern and Southern Brazil, but also in other regions of Brazil. e) Investment in plant modernization and expansion with the objective of increasing productivity through the reduction of costs, fixed and variable. f) The increase of efforts in the market for food services outside the home/food transformation (Food Service). Deferred income tax and social contribution results from the following:

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
Non-current assets				
Contingency provision	*12,755*	*12,561*	*23,395*	*23,370*
Tax losses recoverable	*18,657*	*17,970*	*21,873*	*19,213*
Social contribution negative base	*9,502*	*9,238*	*10,975*	*9,824*
	40,914	***39,769***	***56,243***	***52,407***
Non-current liabilities				
Revaluation reserve	*11,282*	*12,080*	*20,513*	*21,726*
	11,282	***12,080***	***20,513***	***21,726***

Estimate of realization of the deferred tax asset:

Year	*Estimated value to be realized*		
	Tax Loss	*CSSL Negative Base*	*Contingency Provision*
2005	*1,634*	*832*	*-*
2006	*2,297*	*1,170*	*10,307*
2007	*3,228*	*1,644*	*510*
2008	*4,258*	*2,168*	*-*
2009	*5,356*	*2,728*	*-*
2010	*1,884*	*960*	*1,938*
Total	*18,657*	*9,502*	*12,755*

13. Non-current supplier accounts receivable

The value of R$ 1.861 (R$ 3,101 in 2003) refers to machinery financing to be paid in monthly installments of R$ 103 each, with final due date forecast for June 2007. The loan is guaranteed by the asset and bears no interest.

14. Income tax and social contribution (income)

Conciliation between the values debited income (income tax calculated at the rate of 15% plus a 10% surtax on income that exceeds R$ 240 and social contribution calculated at a rate of 9%) and the accounting calculations of income before taxes:

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
Accounting income before income tax and social contribution	***(1,470)***	***10,065***	***(3,998)***	***10,147***
	34%	*34%*	*34%*	*34%*
Taxes at nominal raters	*500*	*(3,422)*	*1,359*	*(3,450)*
Addition to real income of the book value of expenses that will deducted in future (temporary tax differences)	*(1,968)*	*(2,805)*	*(2,363)*	*(4,801)*
Permanent temporary differences	*1,468*	*926*	*826*	*(4,374)*
Others	*(56)*	*24*	*136*	*48*
Current income tax and social contrib.	***(56)***	***(5,277)***	***(42)***	***(12,577)***

	Controladora		Consolidado	
	2004	2003	2004	2003
Imposto de Renda e C. Social diferidos:				
Adição ao lucro real de valores contabilizados em despesas e que serão dedutíveis no futuro (diferenças tributárias temporárias)	1.968	2.805	2.363	4.801
Diferenças tributárias temporárias exerc. anterior	(24)	(2.006)	2.695	(910)
	1.944	**799**	**5.058**	**3.891**

15. Capital social (controladora)

A Empresa possui um capital autorizado de 900 milhões de ações, sendo o capital social, subscrito e integralizado, em 31 de dezembro de 2004, representado por 165.447.089 ações nominativas, sendo 95.950.042 ordinárias e 69.497.047 preferenciais, sem valor nominal. As ações preferenciais não têm direito a voto e gozam de prioridade na distribuição de dividendos que são, no mínimo, 10% (dez por cento) superiores aos atribuídos às ações ordinárias, conforme disposto no inciso I do art. 17 da Lei nº 6.404/76, com a nova redação dada pela Lei nº 9.457/97. O estatuto social determina a distribuição de um dividendo mínimo de 25% do lucro líquido do exercício, ajustado na forma do art. 202 da Lei nº 6.404/76.

Os dividendos foram calculados conforme segue:

Lucro Líquido do Exercício	418
Reserva legal	(21)
Realização da Reserva de Reavaliação	2.057
Base de cálculo dos dividendos	2.454
Dividendo mínimo obrigatório de 25%	614
Dividendo proposto	655

Sendo, R$ 365 mil para as ações ordinárias e R$ 290 mil para as ações preferenciais, correspondendo à, respectivamente, R$ 3,80 e R$ 4,18 por lote de mil ações, observando-se assim, à vantagem conferida às ações preferenciais de um dividendo 10% maior do que ao das ações ordinárias, conforme determina o art.1º da Lei 9.457/97.

Em 31 de dezembro de 2004, o capital social estava assim distribuído:

	Ordinárias	Preferenciais	Total	%
Controladores	95.948	27.624	123.572	74,69
Minoritários	2	41.873	41.875	25,31
Total	**95.950**	**69.497**	**165.447**	**100,00**

16. Realização da reserva de reavaliação

	2004	2003	2002	2001	2000
Realização da reserva de reavaliação pela alienação de bens - ativos próprios	665	14.461	-	-	-
Realização da reserva de reavaliação por depreciação - ativos próprios	1.533	1.709	1.813	2.919	2.436
Realização da reserva de reavaliação - ativos de controlada	657	1.987	681	1.126	919
Imp.de Renda e Contr. Social s/realiz.da res. de reavaliação-ativos próprios	(798)	(2.861)	(176)	(988)	(846)
Totais	**2.057**	**15.296**	**2.318**	**3.057**	**2.509**

17. Despesas financeiras

	Controladora		Consolidado	
	2004	2003	2004	2003
Juros s/empréstimos e financiamentos	23.516	21.317	21.577	20.329
Perdas com operações de Swap	2.946	9.010	2.946	9.010
Juros Fornecedores	24	131	24	7.312
Descontos concedidos	10.107	4.409	13.763	4.422
Atualiz. dos imp. provisionados (LP)	4.079	5.584	7.932	9.150
Outras	2.446	4.040	5.751	7.463
Total das despesas financeiras	**43.118**	**44.491**	**51.993**	**57.686**

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
Deferred income tax and social contrib.:				
Addition to real income of the book value of expenses that will deducted in future (temporary tax differences)	*1,968*	*2,805*	*2,363*	*4,801*
Temporary tax differences for prior periods	*(24)*	*(2,006)*	*2,695*	*(910)*
	1,944	***799***	***5,058***	***3,891***

15. Capital stock (Parent Company)

The Company has an authorized capital made up of 900 million shares of which the subscribed and paid up capital on December 31, 2004 was represented by 165,447,089 nominal shares of which 95,950,042 are common shares and 69,497,047 are preferred shares, all with no par value. The preferred shares do not carry any voting rights but have a priority in the distribution of dividends that are at the minimum 10% (ten percent) larger than those attributed to the common shares in accord with Law 6.404/76, Article 17, item 1 with the alterations imposed by Law 9.457/97 The Corporate Statutes determine the distribution of a minimum dividend corresponding to 25% of the net income for the period, adjusted in the form outlined in Law 6.404/76, Article 202.

The dividends were calculated as below:

Net income for period	*418*
Legal reserve	*(21)*
Realization of Revaluation Reserve	*2,057*
Dividend calculation base	*2.454*
Minimum obligatory dividend (25% of base)	*614*
Proposed dividend	*655*

Of which R$ 365 thousand is on common shares and R$ 290 thousand on preferred shares, or R$ 3,80 and R$ 4.18 per lot of one thousand shares, respectively, thus observing the advantage conferred to the preferred shares of 10% more than that paid to the common shares as determined in Law 9.457/97, Article 1.

On December 31, 2004, the capital stock was distributed as below:

	Common	*Preferred*	*Total*	*%*
Controlling shareholders	*95,948*	*27,624*	*123,572*	*74.69*
Minority shareholders	*2*	*41,873*	*41,875*	*25.31*
Total	***95,950***	***69,497***	***165,447***	***100.00***

16. Realization of Revaluation Reserve

	2004	*2003*	*2002*	*2001*	*2000*
Realization of revaluation reserve for sale of company assets	*665*	*14,461*	*-*	*-*	*-*
Realization of revaluation reserve for depreciation of company assets	*1,533*	*1,709*	*1,813*	*2,919*	*2,436*
Realization of revaluation reserve for sale of subsidiary company assets	*657*	*1,987*	*681*	*1,126*	*919*
Income tax and social contribution on realization of revaluation reserve of company assets	*(798)*	*(2,861)*	*(176)*	*(988)*	*(846)*
Total	***2,057***	***15,296***	***2,318***	***3,057***	***2,509***

17. Financial expenses

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
Interest on loans and financing	*23,516*	*21,317*	*21,577*	*20,329*
Losses from swap operations	*2,946*	*9,010*	*2,946*	*9,010*
Interest - suppliers	*24*	*131*	*24*	*7,312*
Discounts granted	*10,107*	*4.409*	*13,763*	*4,422*
Restatement of tax provisions (non-current)	*4,079*	*5,584*	*7,932*	*9,150*
Others	*2,446*	*4,040*	*5,751*	*7,463*
Total financial expenses	***43,118***	***44,491***	***51,993***	***57,686***

18. EBITDA - Lucro antes dos impostos, juros e depreciações

Conciliação do lucro operacional contábil e o ebitda:

	Controladora		Consolidado	
	2004	2003	2004	2003
Lucro (prejuízo) operacional	(1.748)	9.662	(4.622)	9.807
Despesas financeiras	43.118	44.491	51.993	57.686
Variações cambiais	(3.656)	(14.302)	(2.092)	(14.302)
Receitas financeiras	(2.341)	(7.534)	(4.348)	(7.930)
Depreciações a amortizações	10.145	10.399	19.216	20.168
EBITDA	**45.518**	**42.716**	**60.147**	**65.429**

19. Instrumentos financeiros

Os valores contábeis, como por exemplo: mútuos, tributos a recuperar/diferidos, etc., referentes aos instrumentos financeiros constantes no balanço patrimonial, quando comparados com os valores que poderiam ser obtidos na sua negociação em um mercado ativo ou, na ausência destes, com o valor presente líquido ajustado com base na taxa vigente de juros no mercado, se aproximam, substancialmente, de seus correspondentes valores de mercado. A Empresa realizou operações com "swap", utilizadas como instrumentos para "hedge", visando proteger o valor em reais dos empréstimos contratados em dólar.

20. Cobertura de seguros

Em 31 de dezembro de 2004, a Empresa possuía cobertura de seguros contra incêndio e riscos diversos para os bens do ativo imobilizado e para os estoques, por valores considerados suficientes para cobrir eventuais perdas, com base em opinião dos consultores de seguros.

21. Arrendamento mercantil

A empresa é arrendatária de um Conjunto Frigorífico Industrial, com opção de compra estipulado em contrato de arrendamento mercantil. A posição deste contrato em 31 de dezembro de 2004 é a seguinte:

Bens	Saldo dos valores contratados	Encargos	Prazo remanescente em meses	Compra/valor residual
Conjunto Frigorífico Industrial	374	Pré fixado	31	410

O montante contabilizado em despesa no exercício de 2004 foi de R$ 118 (R$ 351 em 2003).

22. Debêntures

Em 05/03/2004 foi realizada AGE e deliberada a emissão de 1.000 (mil) debêntures simples, nominativas, escriturais, não conversíveis em ações, com garantia flutuante e com valor nominal unitário de R$ 50.000,00 (cinquenta mil reais) totalizando o montante de R$ 50.000.000,00 (cinquenta milhões de reais). Em 28/04/2004, essa emissão foi aprovada pela CVM e a Companhia já negociou a totalidade das debêntures. As debêntures são remuneradas a 110% da taxa DI over e os juros são pagos anualmente. Em 31/12/2004 o saldo atualizado é de R$ 56.617 que possui os seguintes vencimentos:

01/04/2005	Juros	R$ 06.617
01/04/2005	Principal	R$ 10.000
01/04/2006	Principal	R$ 15.000
01/04/2007	Principal	R$ 25.000
		R$ 56.617

18. EBITDA - Earnings before Interest, Taxes and Depreciation

The conciliation of operating income and EBITDA is:

	Parent		*Consolidated*	
	2004	*2003*	*2004*	*2003*
Operating income (loss)	*(1,748)*	*9,662*	*(4,622)*	*9,807*
Financial expenses	*43,118*	*44,491*	*51,993*	*57,686*
Foreign exchange variations	*(3,656)*	*(14,302)*	*(2,092)*	*(14,302)*
Financial revenues	*(2,341)*	*(7,534)*	*(4,348)*	*(7,930)*
Depreciation and amortization	*10,145*	*10,399*	*19,216*	*20,168*
EBITDA	***45,518***	***42,716***	***60,147***	***65,429***

19. Financial instruments

The accounting values, as for example: loan contracts, deferred/recoverable taxes, etc., referring to financial instruments contained on the balance sheet, when compared with the values that could be obtained from their sale in an active market or, in the absence of this, the adjusted net present value based on current market interest rates, substantially approximate their corresponding market values. The Company carried out "swap" operations, using them as "hedges" aimed at protecting the Real value of loans contracted in Dollars.

20. Insurance coverage

On December 31, 2004, the Company carried insurance coverage on property, plant and equipment and inventories against fire and diverse risks in a value considered sufficient to cover any eventual losses, based on the opinion of insurance consultants.

21. Leases

The Company leases Industrial Cold Storage through a leasing contract, with an option to purchase. The position of these contracts on December 31, 2004 is the following:

Asset	***Remaining value balance***	***Installment payment***	***Remaining period in months***	***Residual/ purchase value***
Cold Storage	*374*	*Pre-fixed*	*31*	*410*

The amount recorded as an expense in the 2004 period was R$ 118 (R$ 351 in 2003).

22. Debentures

An Extraordinary General Shareholder's Meeting was called on March 5, 2004 in order to discuss and vote on the issue of 1,000 (one thousand) simple nominative and registered, non-convertible debentures, with a floating guarantee with a nominal value of R$ 50,000.00 (fifty thousand Reals) totaling an amount of R$ 50,000,000.00 (fifty million Reals). On April 28, 2004, the CVM approved the issue and the Company succeeded in placing the full offering. The debentures carry a remuneration of 110% of the DI rate and interest is paid annually. On December 31, 2004 the current balance outstanding was R$ 56,617 with the following due dates:

April 1, 2005	*Interest*	*R$ 6,617*
April 1, 2005	*Principal*	*R$ 10,000*
April 1, 2006	*Principal*	*R$ 15,000*
April 1, 2007	*Principal*	*R$ 25,000*
		R$ 56,617

CONSELHO ADMINISTRATIVO/
ADMINISTRATIVE COUNCIL

CONSELHO DE ADMINISTRAÇÃO

DIRETORIA EXECUTIVA



MARCELO FERNANDES
Contador CRC 1SP190010/O-6

ADMINISTRATIVE COUNCIL

MANAGEMENT BOARD OF DIRECTORS

MARCELO FERNANDES
Accountant CRC 1SP190010/O-6

AUDITORIA
AUDITORS

PARECER DOS AUDITORES INDEPENDENTES

INDEPENDENT AUDITOR'S OPINION

Ao
Conselho de Administração e aos Acionistas da
S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR
São Paulo - SP

1. Examinamos os balanços patrimoniais da **S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR**, controladora e consolidado, levantados em 31 de dezembro de 2004 e 2003, e as respectivas demonstrações do resultado, das mutações do patrimônio líquido e das origens e aplicações de recursos correspondentes aos exercícios findos naquelas datas, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é a de expressar uma opinião sobre essas demonstrações contábeis.

2. Nossos exames foram conduzidos de acordo com as normas de auditoria aplicáveis no Brasil e compreenderam: (a) o planejamento dos trabalhos, considerando a relevância dos saldos, o volume de transações e os sistemas contábil e de controles internos da Empresa e de suas controladas; (b) a constatação, com base em testes, das evidências e dos registros que suportam os valores e as informações contábeis divulgados; e (c) a avaliação das práticas e das estimativas contábeis mais representativas adotadas pela administração da Empresa e de suas controladas, bem como da apresentação das demonstrações contábeis tomadas em conjunto.

3. Em nossa opinião, as demonstrações contábeis referidas no parágrafo 1 representam adequadamente, em todos os aspectos relevantes, a posição patrimonial e financeira da **S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR**, controladora e consolidado, em 31 de dezembro de 2004 e 2003, o resultado de suas operações, as mutações de seu patrimônio líquido e as origens e aplicações de seus recursos nos exercícios findos naquelas datas, de acordo com as práticas contábeis adotadas no Brasil.

To:
The Members of the Administrative Council and Shareholders of
S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR
SÃO PAULO - SP

1. *We have audited the balance sheets of **S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR** and its subsidiaries as of December 31, 2004 and 2003 and the respective statements of income, changes of shareholder net equity, the changes in financial position and cash flows for the periods then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.*

2. *Our audits were conducted in accordance with the generally accepted auditing standards in Brazil and included: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by Company and Subsidiary management, as well as an evaluation of the overall financial statement presentation.*

3. *In our opinion, the financial statements referred to above present fairly, in all material respects, the equity and financial positions of **S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR** as well as the consolidated equity and financial positions of the Company and its subsidiaries as at December 31, 2004 and 2003 and the corresponding results of its operations, its changes in shareholder net equity, changes in financial position and cash flows for the periods then ended, in conformity with generally accepted accounting principles emanating from the Brazilian corporate legislation.*

4. Conforme mencionado em Nota Explicativa 12, a Empresa possui contabilizado no realizável a longo prazo, imposto de renda e contribuição social diferidos sobre: (a) tributos em discussão temporariamente não dedutíveis, e (b) prejuízos fiscais e base negativa de contribuição social. A realização desse ativo dependerá da geração de resultados tributáveis futuros.

5. Examinamos ainda a demonstração dos fluxos de caixa correspondente aos exercícios findos em 31 de dezembro de 2004 e 2003 que estão sendo apresentadas para propiciar informações complementares em relação às demonstrações contábeis mencionadas no parágrafo 1. As informações contidas nessa demonstração foram submetidas aos mesmos procedimentos de auditoria descritos no parágrafo 2. Em nossa opinião, essa demonstração foi preparada e está apresentada, em todos os aspectos relevantes, adequadamente em relação às demonstrações contábeis tomadas em conjunto.

São Paulo, 04 de fevereiro de 2005.

BOUCINHAS & CAMPOS + SOTECONTI
Auditores Independentes S/C
CRC-2-SP 005528/O-2

JOÃO PAULO ANTONIO POMPEO CONTI
Contador - CRC-1-SP 057611/O-0

4. *As mentioned in Note 12, the Company has non-current tax credits on it's books for deferred income tax and social contributions on: (a) taxes currently under legal discussion, which are temporarily not deductible, and (b) tax losses and negative calculation base for social contributions. The realization of these credits depends on the generation of future taxable income.*

5. *We also examined the Statement of Cash Flows corresponding to the fiscal periods ended December 31, 2004 and 2003, that are being presented as complementary information in relation to the financial statements mentioned in paragraph 1. The information contained in this statement was submitted to the same auditing procedures described in paragraph 2. It is our opinion that, in all material aspects, this statement was fairly presented relation to the financial statements taken as a whole.*

São Paulo, February 4, 2005

BOUCINHAS & CAMPOS + SOTECONTI
Auditores Independentes S/C
CRC-2-SP 005528/O-2

JOÃO PAULO ANTONIO POMPEO CONTI
Contador - CRC-1-SP 057611/O-0

As Demonstrações Contábeis foram Publicadas nos Jornais
"DCI - Comércio Indústria & Serviços" e no "Diário Oficial do Estado de São Paulo" nas edições de 10 de Fevereiro de 2005.
The Countable Demonstrations had been published in periodicals
"DCI Comércio Industria & Serviços and in Diário Oficial do Estado de São Paulo" in editions of February 10, 2005.

VIGOR®

Histórico

Com o nome Oliva da Fonseca Indústria e Comércio, em 1918, começa a história da Vigor, como uma fábrica de leite em pó que abastecia as indústrias de chocolate, maisena e glicose.
Em 1925, a empresa foi pioneira na distribuição de leite pasteurizado e engarrafado na cidade de São Paulo.
A partir de 1930, começou a implantação de unidades industriais de leite em pó, queijos, cremes pasteurizados, manteigas e outros derivados.
Com a empresa dinamarquesa Arla Foods, a Vigor constituiu, em 1986 uma joint-venture, criando a empresa Danvigor Indústria e Comércio Ltda. Cream-Cheese, requeijões e queijos minas são fabricados através de um processo altamente tecnológico de ultrafiltração sem nenhum contato manual, sob a marca Danúbio.
Visando ampliar a sua atuação no mercado de alimentos, a Vigor adquiriu a atual Companhia Leco de Produtos Alimentícios em 1996, uma empresa que fabrica óleos, margarinas e gorduras vegetais.
Em 2001 foi inaugurada mais uma fábrica de margarinas na cidade de Anápolis, GO, e no mesmo ano a Vigor aderiu ao nível I de Governança Corporativa da Bovespa - Bolsa de Valores de São Paulo.
Em 2002 iniciou-se a fabricação de maionese, e em 2003, a Vigor expandiu seu portfolio para caldos, temperos e sucos naturais, ampliando sua atuação no ramo de alimentos.
Durante toda a sua história, a Vigor vem modernizando seus equipamentos, diversificando a sua linha de produtos, realizando grandes investimentos no setor agro-industrial, a fim de acompanhar o crescimento do mercado e surpreender os consumidores, desenvolvendo produtos inéditos, sempre com o com o compromisso de manter a mais alta qualidade.

Missão

A Vigor, considerando que seu principal objetivo é alcançar a plena utilização dos seus recursos para satisfazer a demanda do Mercado, e que esse objetivo deve ser alcançado de modo eficiente e com comprometimento, tem como Política de Qualidade:
- Fornecer produtos e serviços com qualidade que satisfaçam as expectativas dos consumidores;
- Manter um elevado nível de comprometimento com qualidade junto aos seus clientes, fornecedores, produtores e prestadores de serviços;
- Acompanhar a evolução tecnológica na área de alimentos, de modo a fornecer produtos saudáveis, de melhor valor nutritivo e preços competitivos;
- Proporcionar aos seus colaboradores treinamentos, desenvolvimento e capacitação profissional, e ambiente de trabalho adequado;
- Manter nos seus processos produtivos comprometimento com a preservação e conservação do meio ambiente.

Social

Procurando estar sempre se superando, a Vigor não só cumpre com as suas obrigações legislativas, mas vai mais além ao realizar projetos sociais para a comunidade. Como exemplo temos o Projeto Escolinha, onde a Vigor convida as escolas a levarem seus alunos, crianças entre 4 e 10 anos, para visitarem a fábrica, fornecendo informações didáticas sobre os produtos, seus nutrientes e degustações.
São aproximadamente 1500 crianças visitando a Vigor mensalmente.
Temos também uma parceria com o SESC (Serviço Social do Comércio) no Projeto Mesa São Paulo, onde a Vigor doa 60 toneladas de produtos por ano que são distribuídas para a mais de 180 instituições assistenciais.

Historical

Firstly named Oliva da Fonseca Indústria e Comércio, in 1918, Vigor's story begins with a powder milk industry that supplied the chocolate, corn starch and glucose industries.
In 1925, the company was the first to distribute milk in powder and in bottles in São Paulo.
From 1930 on, it started to implement plants that produced powder milk, cheese, pasteurized creams, butters and other dairies.
Toghether with a company from Denmark, Arla Foods, Vigor constituted in 1986 a joint-venture, creating the company Danvigor Industry and commerce Lmtd. Cream-cheese, spreadable cheese and white cheese are manufactured through a high quality process of ultra-filtration without any manual contact, with the trademark Danubio.
Planning to enlarge its performance in the food market, Vigor acquired the current Leco Food Products Company in 1996, a company that produces oils, margarines and vegetable fat.
In 2001 another margarine factory was opened in the city of Anápolis, GO, and on the same years Vigor joined level one of Corporative Governance from Bovespa The Stock Exchange from São Paulo.
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Cons[illegible] total utilization of [illegible] wants to have this goal [illegible] and [illegible] the following policy of quality:
- Supply consumers with high quality services and products that satisfy their expectations:
- Keep a high level of compromise with quality towards the clients, suppliers, producers and service companies;
- Follow the technological evolution in the food area, so as to supply consumers with healthful products, with better nutritional value and competitive prices;
- Provide its collaborators with training courses, professional development and capability, and a proper working atmosphere;
- Keep compromise in its production processes in what concerns preservation and maintenance of the environment.

Social

As the company is always aiming improvement, Vigor does not only accomplishes its legislative obligations, it goes further when carries out social projects for the comunity. For instance, we have the "Escolinha" Project, in which Vigor invistes children from 4 to 10 years old to visit the plants, provinding didatic information about the products, its nutrients and also tasting sections.
Approximately 1500 children visit Vigor every month.
We also have a partnership with SESC (Social Service of Commerce) in the Project Mesa São Paulo, where Vigor donates 60 tons of products every year that are distributed to more than 180 social institutions.

VIGOR®



ANOTAÇÕES/
NOTATIONS


VIGOR

in Brazilian Reais and in conformity with the accounting principles generally accepted in Brazil.

VIGOR®

ANOTAÇÕES/
NOTATIONS


VIGOR

in Brazilian Reais and in conformity with the accounting principles generally accepted in Brazil.



VIGOR®

S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR

Rua Joaquim Carlos, 396 - São Paulo - SP - Brasil
Fone: 55 (11) 6099-5500
www.vigor.com.br